Exhibit 99.1

McCarthy Tétrault LLP
Suite 4000, 421 7th Avenue SW
Calgary AB T2P 4K9
Canada
Tel: 403-260-3500
Fax: 403-260-3501

December 9, 2016

TO:        Enbridge Inc.

Dear Sirs/Mesdames:

Re:                             Shelf Prospectus Supplement of Enbridge Inc.

We refer to the shelf prospectus supplement of Enbridge Inc. (the “Corporation”) (the “Prospectus Supplement”) relating to the offering by the Corporation of subordinated notes of the Corporation under a short form base shelf prospectus dated August 19, 2016, forming part of the Registration Statement on Form F-10 filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement and to the reference to our firm name and our opinion under the heading “Material Canadian Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

“McCarthy Tétrault LLP”